Filed by Global Payments Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Total System Services, Inc.

Commission File No.: 001-10254

Date: May 31, 2019

The following are three transcripts of interviews with Jeffrey S. Sloan, Chief Executive Officer of Global Payments Inc. (“Global Payments”), or Cameron M. Bready, Senior Executive Vice President and Chief Financial Officer of Global Payments. Videos of each of these interviews were made available on Global Payment’s website on May 31, 2019.

Yahoo Finance Video

Date: 28 May 2019

Anchors: Dan Roberts, Myles Udland and Melody Hahm

GPN Spokesman: Cameron Bready

Dan Roberts: Alright, let’s talk about M&A activity in the payments space because payment tech company Global Payments has entered into a deal to acquire Total System Services. The all-stock deal is worth $21.5 billion. Global Payments shareholders will own 48% of the new company, with TSS investors owning the rest. And joining us now live from the New York Stock Exchange is Global Payments CFO Cameron Bready – Hi Cameron, thanks for joining us.

Cameron: Thanks very much for having me this morning.

Dan Roberts: So what does the merger mean for the two companies, and of course now, with sort of some synergies, what does the resulting entity look like? What can the newly formed company do?

Sure, well I think first and foremost, the merger creates the world’s largest pure play payments technology company with significant scale, and really unmatched global reach. So the ability to put these two highly complementary businesses together far better positions both of us to be able to compete with the ever-changing landscape around payments, and perhaps more importantly, it positions us to be able to continue to invest. Invest in technology, invest in software, invest in capability, that’s going to continue to allow the two of us to differentiate our product offerings relative to others in the marketplace that we compete with.

Dan Roberts: Yeah, Cameron, let’s talk about some of those others that you guys compete with, I mean a lot of noise recently about PayPal and Square, and Square has seen some gains with CashApp, how does this help you guys compete with those newer, kind of nimble tech upstarts?

Yeah, well I think it’s a great question. I would say first and foremost, we’re in scale business. And scale is always helpful when you’re operating in a business of this nature. What’s nice about bringing our two companies together is, it’s the right kind of scale. Unlike other deals that have been done in our space, we’re pure play payments. We don’t do mortgage processing, we don’t do bank DDA processing, we do nothing but payments around the globe. So the scale that we bring together is highly complementary, which allows us, again to compete very effectively as a scale matter with others in the marketplace. The other thing that I would say about the landscape in general is we bring unique capabilities relative to others that we compete with in the markets today. We provide vertical market software solutions that are highly distinctive, highly sticky with our customer base, which is generally around 3.5 million SMB customer locations around the globe. And then on the issuing side, with the combination of TSYS, we gain a few things. One is we gain exposure to over 900 premier financial institutions globally with whom we can now partner, not only to provide issuing services, but merchant acquiring services as well. In addition to that, TSYS today has good exposure in P2P payments, digital P2P, as well as B2B payments from a digital standpoint through their Netspend business. We expect to be able to leverage that to be able to compete effectively and provide new solutions to the marketplace that are really focused on the area you described just a moment ago.

Melody Hahm: Hey, Cameron, Melody here. I’m really curious about your perception or your take on even the cash-free zones, and now a lot of these states are basically re-implementing that policy, saying, hey, there are still a lot of the underbanked and unbanked who need to have access to small retailers where you can be able to pay with cash. Do you feel like that is almost a dying, last-ditch efforts to really make cash feasible? Because we see these retailers like Sweetgreen, where previously that was their policy and now they’re having to kind of backtrack there – what do you think about that overall trend, and where do you see it going from here?

Yeah, I do think the death of cash is probably dramatically overstated. The reality is that cash is always going to be a part of how commerce is effectuated around the globe. That being said, it’s going to be an increasingly smaller portion of how commerce is transacted. You’re going to see more and more card adoption, you’re going to see more and more digital payment adoption around the globe, whether it’s here in the U.S. or other markets outside of the U.S., but cash is always going to have a relevance in terms of how individual consumers want to be able to transact for goods and services really in every market around the globe. But the trends are definitely favorable for our business, if you think about more digitization of payments, you think about more card adoption, you think about things like contactless coming to the U.S., here in New York in the subway system very soon, you think about QR code payments in Asia, in AliPay, WeChat Pay, PayMe in Hong Kong with HSBC, these digital payment forms are going to continue to drive more and more digital payments adoption, and obviously commerce being conducted in digital payments versus cash.

Dan Roberts: Cameron, we are seeing tons of merger activity in this industry this year – Fiserv bought First Data, Fidelity National bought Worldpay, and now this merger – why now, why in 2019 are we suddenly seeing all of these companies tie up?

Yeah, well I would say a few things. One, is it’s a scale business. We talked about this a moment ago, but the reality is, with the pace of innovation, the pace of technological change in the marketplace, more scale is good. And bringing the right two companies together to create scale is even better. So as we compare and contrast ourselves against those other transactions that have happened, we are 100% payments focused. We are the largest pure play payments processing company worldwide. And for both of the other businesses that you described, payments is a mere part of what they do. They do lots of other things besides payments. So how does that position us? Well all of our investment, then, is focused on payments. We’re 100% exclusively focused on payments around the globe, we bring the right scale to the payment landscape that we think is going to allow us to compete very effectively. We’re going to have a better balance sheet out of the gate, we’re going to be growing more quickly as a top-line organic revenue growth matter, and we think that better positions our business to be able to make the right investments in the future to continue to differentiate ourselves relative to the others in the marketplace. But the timing is good because scale is always important in this business, becoming increasingly important as time progresses. The other thing I would say is the macro environment is generally good globally, particularly in the markets in which we operate today. So having a good, healthy consumer, having a good, stable macro backdrop, relatively stable GDP environments, obviously creates a nice backdrop to be able to effectuate a transaction like this.

Dan Roberts: Alright, there you have it, big merger, very interesting. Cameron Bready is the CFO of Global Payments. Thanks so much.

Thanks for having me.

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Bloomberg Video

Date: 28 May 2019

Anchors: Vonnie Quinn and Nabila Ahmed

GPN Spokesman: Jeff Sloan

Vonnie Quinn: You guys have been eyeing each other for a decade. Why now?

Jeff Sloan: First I think that pace of innovations in payments has really accelerated. So for example here in New York, contactless cards coming to the subways, if you look in Asia-Pacific, Alipay across parts of China. The necessity to have more scale in our business, to make the investments to compete and to further fund innovation, I think is driving a lot of the transactional activity that you’re seeing.

Vonnie Quinn: So, there’s some pressure from competition. What about the likes of Visa and Mastercard? Does this position you now to be better aligned to face them head on?

Those are really our partners. At the end of the day, we’re actually beneficiaries; the nice thing about our business is that we’re the beneficiaries of innovation in the ecosystem. So we’re good partners with Visa and Mastercard, we’re good partners with Alipay and WeChat Pay and Apple Pay and all those other things, so while we have competitors who have announced some other deals, it’s actually to our favor. I think that Visa and Mastercard do well.

Nabila Ahmed: Jeff, I know that you guys have talked about growth going forward. What are the things that you’re targeting? Your leverage levels will be better than some of your rivals, so what are you looking at in terms of further M&A?

Well, I think the nice thing about this transaction is that it makes us the biggest provider of integrated payments in the world, the biggest provider of e-com and omni in the world. But we’re not going to stop there, it’s a point for us to keep investing in those businesses, and by way of example, I would say more software in integrated and vertical markets, more geographies in which we can sell e-com and omni acceptance, and more exposure to emerging markets. This takes us from 32 countries where we have a physical presence to 38, and 60 virtual up to 100, but 100 is not all the world and neither is 38. It’s more markets, it’s more software, and more lines of business.

Nabila Ahmed: And this is the third mega-deal in this industry this year. How do you now see yourselves positioned against your other two big rivals?

Well, I think those are good companies, but I think the point differentiation for us first is that we’re predominantly focused on the small and mid-sized business; we’re not really in the big box anywhere in the world, either TSYS nor Global Payments. The second thing I would say is the breadth of our distribution; we have by far the biggest payment centric salesforce in the world; 3,500 sales and sales part professionals. And lastly, I’d say those geographies. Those other companies are very good businesses, but they’re not in all the geographic markets that we’re in, which is critical for acceptance. And if you step back further, we’re really a pure-play in the last remaining pure-play payments business. I’m sure mortgages and bank accounts and selling those products are a good business, but those are not markets that we’re in – I don’t think we’d be good at those.

Vonnie Quinn: So how big do you see this market getting? As you said, you’re now a massive player – you were always a big player – you made another acquisition three years ago which was a pretty big acquisition, Heartland, so how big can revenue get?

Well I saw an estimate this morning, I don’t know whether it’s right or not, from McKinsey that the payments market globally is $1.9 trillion. I don’t know if that’s right or not, but we’re going to be at about $8.6 billion of revenue after this transaction. There’s a lot of room to go between $9 billion and a trillion; 9 in terms of where we’d like to take it. But, my goal really as the manager and CEO of the company is to double the company yet again. I don’t think that there’s any reason that we can’t continue to double the company over the next few years. Since the Heartland merger that you referred to, we’ve double the company a little bit more than doubled – there’s no reason that we can’t double again in the same period of time.

Vonnie Quinn: Well, would you have to make another acquisition for that to happen? And if so, where are you looking?

I think it’s a mix of organic as well as inorganic growth as it always is in our business. I think we’re certainly at scale in all of the markets we’d like to be at scale in, but we’d like to be bigger in Europe, we’d like to be bigger in Asia Pacific. For example, neither Global nor TSYS has any real presence in Japan today. We’re not in South Korea, there are parts of Europe that we’re not in. So, I think geographic extensions to where we are make a lot of sense.

Nabila Ahmed: Where do you see further consolidation in the area? I know that the big players are now tied up, but there are some others that have come up, and H1 has talked about software businesses as well. Where should we be looking next for deals?

I think additional vertical markets that involve software. So, for example, we are looking closely at other large segments of US GDP, real estate would be an example. If you pay your condo fees, your tax, your utility bills online using your cards or ACH, we do a lot of that in the university and k-12 environment, but not a lot of that at all in real estate – we’d love to be in a market like that. Municipalities, we announced a partnership with Tyler Technologies in our open-edge business; clearly billings from governments, taxes and fees alike are a really good place to be, and we’d like more exposure to that as well.

Vonnie Quinn: And the regulatory path for this deal, you’re fairly confident that it sails through pretty easily?

Yes, I am. I mean, payments was competitive yesterday, competitive today and will be more competitive tomorrow. We’ll apply in the US, in Canada and the European Union. To be honest, it’s really just I think a matter of the amount of time that it will take to get through the regulatory process. But it’s not something that we’re overly concerned about.

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Cheddar Video

Date: 28 May 2019

Anchors: Tim Stenovec and Kristen Scholer

GPN Spokesperson: Cameron Bready

KRISTEN SCHOLER: Joining us now if Cameron Bready, CFO of Global Payments. Cameron, good to have you with us.

Cameron: Thanks so much for having me this morning.

KRISTEN SCHOLER: Congratulations to you

Thank you

KRISTEN SCHOLER: Explain how this merger is now gonna affect the day-to-day operations and the business of your company.

Sure, so I start by saying these are two companies that know each other very well and probably have talked on and on for over a decade about combining our two businesses. So there are no surprises in terms of what they know about Global Payments and what we know about TSYS. So I think the businesses first and foremost are very complementary. And our ability to put these two businesses together to be able to create value for shareholders; we’re highly confident that we’re gonna to be able to do that quickly. And by putting them together, we’re creating the largest pure play payments technology company globally, with significant scale, and unmatched reach. And I think that’s what’s really distinctive about this transaction, relative to other things that have happened in our space over the course of the last few months.

TIM STENOVEC: Well speaking of what’s happened in this space in the last few months, just a ton of m&a activity. If we think back to march – uh – Fidelity National Information Services buying WorldPay, a 35 billion dollar deal; a 22 billion dollar deal a few months before that for FISERV for First Data. How did that change how you were thinking about a tie up like this.

Well I think frankly what it emphasizes more than anything else is that scale matters and it probably matters more now than it ever has in the industry given the pace of technological change, given the disruption that’s happening in payments and around the globe. Obviously scale matters in a scale business but more importantly the right kind of scale matters, and what

I like about this transaction more than anything else and why I think its differentiated relative to whatever else has been done in the space is that were pure plain payments. Those other companies are great companies and they’ll do very well I’m sure together but they are differentiated across different product solutions, were pure plain payments. These businesses are highly complementary and it’s the right kind of scale to be able to position our business for the future and the businesses are going to work very well together. And more importantly perhaps, were going to have the financial capacity to continue to invest in new technology, new innovation, new software or new vertical markets to further differentiate our business with a focus, a pure focus on payments versus a lot of our competition in the market place.

KRISTEN SCHOLER: And what are those new technologies that you are eyeing down the road that you think are gonna make these investments more doable and easier together versus alone?

Yeah, I think that’s a great question, so our focus as Global Payments standalone matter has been on more and more vertical market solutions. Integrating payment technology with enterprise software solutions in vertical markets where we can create distinctive offering for our customer base to allow them to run their businesses more efficiently with technology and also be able to make payments an integral part of the underlying technology environment that supports their business operations. So investing in more an more vertical market technology opportunities, vertical market software opportunities, is a critical part of our business. The second key aspect of our strategy is that this is enhances our ability to play effectively in what we call the E-com-onomy environment. More and more customers want seamless solutions across physical p – payment acceptance at the point of sale and virtual payment acceptance, card not present, e-comonomy, mobile. They want to blend those worlds together. Customers want to be able to buy online, take it back to the store, they want that experience to be seamless and frictionless with the merchant and we provide those capabilities around the globe. And the third leg of the stool that greater scale and capacity to invest will support is our exposure to the faster growth markets. The US is by far our largest markets, we have terrific exposure outside of the US, in 31 countries today, physically this transaction will raise that to 38. We operate in 60 vertically, or a- excuse me, virtually this transaction will increase that to 100 countries globally. So our exposure to faster growth markets outside of the US were the payment trends are better, the secular trends around the movement from cash based payments to card based payments or digital payments. Obviously supports our ability to invest in those markets to drive incremental growth for our business.

KRISTEN SCHOLER: You’ve mentioned a few times that both of these businesses, TYSY and Global Payments, compatible companies, what are the synergies that are going to take place when this deal closes?

Yeah, so I’ll start with what we view as the most attractive which are the revenue synergies. Right, obviously anytime you put together 2 plus 20 billion dollar market cap companies, you’re going to have spend synergy opportunities. But, what we’re most excited about are the ability to generate cross sale and revenue synergies in the combined business. TYSY has roughly 900 a- global premier financial institution relationships today where they sell issuing services into those businesses. We have a base of around 4-500 FI customers largely outside of the US where we sell merchant acquiring solutions today, the ability to sell and cross sell issuing solutions and merchant acquiring solutions across that existing base of FI customers is very attractive to us. Domestically, and perhaps a little more tactically, we have great products and solutions that are complementary in each of the two businesses that we can cross sell to those 3 and a half million merchant customers that you referenced in your, in your opening comments, that create significant incremental revenue opportunities for the combines business.

TIM STENOVEC: What about redundancies? Often times with mergers there are redundancies between two companies and and employees end up losing jobs, what are you telling employees-

So I,

TIM STENOVEC: at these companies right now.

Yeah, a- it’s a fair question. And obviously anytime you have a merger of this nature theres going to be a human element associated with that. But if we step back and see where were gonna be able to drive spend synergies, its largely around technology. And not technology people, but technology environments. Combining our overlapping technology environments, it gonna change a significant amount of the synergies that we expect to be able to realize from this transaction. And that’s really where the focus is going to be. This transaction is not about ripping out a ton of costs of either of the two businesses. We don’t want to spend 5 years integrating our two businesses, we’re gonna do what we’re gonna do very quickly. This is really about growth we’re repositioning-

-

KRISTEN SCHOLER: Cameron, we gotta leave it there-

Sorry

KRISTEN SCHOLER: We gotta leave it there. We’re up against a tight deadline, but I think this is what a lot of what you just said what a lot of viewers wanted to hear though. So congratulations on the deal.

Thank you very much.

KRISTEN SCHOLER: Cameron Bready, there is the CFO of Global Payments. Thanks again,

Terrific

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Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of TSYS and Global Payments seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.